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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 2

                             Penn Octane Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                   247907 20 7
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                                 (CUSIP Number)

                              Richard E. Staedtler
                             Chief Financial Officer
                            Castle Energy Corporation
                         357 South Gulph Road, Suite 260
                            King of Prussia, PA 19406
                                 (610) 992-9900
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 26, 2004
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Schedule 13D/A -- Page 1 of 6

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CUSIP No         247907 20 7
________________________________________________________________________________
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Castle Energy Corporation 76-0035225
________________________________________________________________________________
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                (a)  X
                                (b) [ ]
________________________________________________________________________________
(3)  SEC Use Only ..............................................................
________________________________________________________________________________
(4)  Source of Funds (See Instructions)          WC, OO
________________________________________________________________________________
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)....
________________________________________________________________________________
(6)  Citizenship or Place of Organization         Delaware
________________________________________________________________________________
     Number of Shares   (7) Sole Voting Power      0
       Beneficially         ____________________________________________________
          Owned         (8) Shared Voting Power          0
         by Each            ____________________________________________________
        Reporting       (9) Sole Dispositive Power          0
         Person             ____________________________________________________
          With         (10) Shared Dispositive Power            0
________________________________________________________________________________
(11) Aggregate Amount Beneficially Owned by Each Reporting Person      0
________________________________________________________________________________
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
________________________________________________________________________________
(13) Percent of Class Represented by Amount in Row (11)       0%
________________________________________________________________________________
(14) Type of Reporting Person (See Instructions)        CO


                         Schedule 13D/A -- Page 2 of 6


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CUSIP No.         247907 20 7
________________________________________________________________________________
(1)  Names of Reporting Persons I.R.S. Identification Nos. of Above
     Persons CEC, Inc 51-0363154
________________________________________________________________________________
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                (a)  X
                                (b) [ ]
________________________________________________________________________________
(3)  SEC Use Only ..............................................................
________________________________________________________________________________
(4)  Source of Funds (See Instructions) WC, OO
________________________________________________________________________________
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)....
________________________________________________________________________________
(6) Citizenship or Place of Organization        Delaware
________________________________________________________________________________
     Number of Shares  (7)  Sole Voting Power      0
       Beneficially         ____________________________________________________
          Owned        (8)  Shared Voting Power          0
         by Each            ____________________________________________________
        Reporting      (9)  Sole Dispositive Power          0
         Person             ____________________________________________________
          With         (10) Shared Dispositive Power            0
________________________________________________________________________________
(11) Aggregate Amount Beneficially Owned by Each Reporting Person        0
________________________________________________________________________________
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
________________________________________________________________________________
(13) Percent of Class Represented by Amount in Row (11)        0%
________________________________________________________________________________
(14) Type of Reporting Person (See Instructions)          CO


                         Schedule 13D/A -- Page 3 of 6

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Item 2. Identity and Background

Item 2 is hereby supplemented and restated to read in its entirety, as supplemented and restated, as follows:

The name of the persons filing this Schedule 13D are Castle Energy Corporation ("Castle") and its wholly owned subsidiary, CEC, Inc. ("CEC"; Castle and CEC are sometimes hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons"). Each Reporting Person is a Delaware corporation. Castle's principal office and business address is 357 Old Gulph Road, Suite 260, King of Prussia, PA 19406 and its principal business, through its subsidiaries, is oil and gas exploration and production. CEC's principal office and business address is 300 Delaware Avenue, Suite 900, Wilmington, DE 19801 and its principal business is serving as a holding company.

         Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented and restated to read in its entirety, as supplemented and restated, as follows:

         On October 21, 1997, Castle acquired a warrant (the "1997 Warrant") to acquire 166,667 shares of POC Common Stock with an exercise price of $6.00 per share. The 1997 Warrant was exercisable through October 21, 2000 and was issued by POC as additional consideration for CEC's purchase of POC's 10% promissory note dated October 21, 1997 in the original principal amount of $1 million (the "Note") for an aggregate purchase price of $1 million, which was paid using CEC's cash.

         In a series of open market purchases in September 1998, CEC purchased an aggregate of 301,000 shares of POC Common Stock for an aggregate price of $382,396, which was also paid using CEC's cash.

         On December 1, 1998, CEC agreed to extend the original June 30, 1998 maturity of the Note until June 30, 1999, in consideration for which POC provided certain security for payment of the Note and issued to Castle a warrant (the "1998 Warrant") to acquire 225,000 shares of POC Common Stock at an exercise price of $1.75 per share, which was exercisable until November 30, 2001.

         On June 9, 1999, CEC purchased 200,000 shares of POC Common Stock in the open market for an aggregate price of $260,753, which was paid using CEC's cash.

         On July 26, 1999, CEC agreed with POC to convert $100,000 in original principal amount of the Note into an aggregate of 66,667 shares of POC Common Stock.


                         Schedule 13D/A -- Page 4 of 6

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         On July 29, 1999, CEC agreed with POC to convert the remaining $900,000 in original principal amount of the Note into 90,000 shares of POC's Series B Convertible Redeemable Preferred Stock, par value $.01 per share (the "Preferred Stock"). The Preferred Stock was convertible into shares of POC Common Stock at any time at the holder's option at the initial rate of five shares of Common Stock for each share of Preferred Stock, an aggregate of 450,000 shares of POC Common Stock. As further consideration for the conversion of the $900,000 principal balance of the Note, POC issued to CEC an additional 50,000 shares of POC Common Stock. On September 7, 1999, CEC converted the Preferred Stock into 450,000 shares of POC Common Stock.

         In April 2000, CEC received options for 62,500 shares of POC Common Stock in payment for certain penalties for non-performance under a promissory note given by POC to CEC.

         On October 21, 2000, options held by CEC for 166,667 shares of POC Common Stock expired unexercised which brought the total beneficial ownership of CEC in POC below 10% to 9.9 %. Due to increases in the number of issued and outstanding shares of POC, none of the subsequent acquisitions of shares or options of POC by CEC brought the total beneficial ownership of CEC in POC back up to 10% or greater.

         On December 12, 2000, CEC received options for an additional 62,500 shares of POC Common Stock in payment for certain penalties for non-performance under a promissory note given by POC to CEC.

         On July 12, 2001, CEC exercised options to purchase 275,933 shares of POC Common Stock.

         On December 15, 2003, the remaining options held by CEC for 74,067 shares of POC Common Stock expired unexercised.

         In late January, 2004, CEC disposed of 60,297 shares of POC Common Stock in four open market transactions of 10,000, 17,900, 900 and 31,497 shares each at an average price of $2.52 per share, net of brokerage commissions.

         On February 12, 2004, CEC disposed of 1,300 shares of POC Common Stock in an open market transaction at a price of $2.40 per share, net of brokerage commissions.

         On March 26, 2004, CEC disposed of its remaining 1,282,003 shares of POC Common Stock in an open market transaction at a price of $2.07 per share, net of brokerage commissions, and consequently no longer holds any interest in the securities of POC.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby supplemented and restated to read in its entirety, as supplemented and restated, as follows:

         (a) The Reporting Persons beneficially own no shares of POC Common Stock, or 0% of the outstanding shares of POC.


                         Schedule 13D/A -- Page 5 of 6

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         (b) Not applicable.

         (c) See Item 3 of this Schedule 13D.

         (d) Not applicable.

         (e) Not applicable.

Signature.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Castle Energy Corporation

Date April 7, 2004


Signature   /s/ William C. Liedtke III
         -----------------------------------------
Name/Title: William C. Liedtke III, Vice President


CEC, Inc.

Date April 7, 2004


Signature   /s/ William C. Liedtke III
         -----------------------------------------
Name/Title: William C. Liedtke III, Vice President






                         Schedule 13D/A -- Page 6 of 6